UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Name of Subject Company)

AMÉRICA MÓVIL, S.A.B. de C.V.

(Offeror)

Series L Shares, without par value,

American Depositary Shares, each of which represents 20 Series L Shares,

Series A Shares, without par value, and

American Depositary Shares, each of which represents 20 Series A Shares

(Title of Class of Securities)

N/A (Series L Shares)

879403780 (American Depositary Shares)

N/A (Series A Shares)

879403400 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Lago Zurich 245

Colonia Granada Ampliación

Plaza Carso / Edificio Telcel

11529 México, D.F., México

Telephone: (5255) 2581-4449

with copies to

Nicolas Grabar, Esq.

Daniel Sternberg, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,132,704,674.52	$473,607.96

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Series L Shares, no par value (including Series L Shares represented by American Depositary Shares), and Series A Shares, no par value (including Series A Shares represented by American Depositary Shares), in each case other than shares owned directly or indirectly by the Filing Person at a purchase price of Ps. 10.50 in cash per share. As of September 30, 2011, there were 9,816,383,486 Series L Shares outstanding (including Series L Shares represented by American Depositary Shares), of which 4,718,505,340 are owned directly or indirectly by the Filing Person, and there were 373,520,432 Series A Shares outstanding (including Series A Shares represented by American Depositary Shares), of which 91,994,660 are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 5,097,878,146 outstanding Series L Shares and 281,525,772 Series A Shares. The Transaction Valuation was calculated in Mexican pesos (Ps.) and converted into U.S. dollars at the U.S. dollar-Mexican peso exchange rate for October 5, 2011 reported by Banco de México, as published in the Official Gazette of the Federation (Diario Oficial de la Federación), which was US$1.00 = Ps. 13.6675.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 0.00011460 of the transaction valuation.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on this combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (this “Schedule TO”) is being filed by América Móvil, S.A.B. de C.V. (“América Móvil”) and relates to the offer by América Móvil (the “U.S. Offer”) to acquire any and all of (i) the outstanding Series L Shares, without par value (the “Telmex Series L Shares”), of Teléfonos de México, S.A.B. de C.V. (“Telmex”) that are held by all holders of Telmex Series L Shares resident in the United States, including holders who are U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended), (ii) the outstanding Series A Shares, without par value (the “Telmex Series A Shares” and together with the Telmex L Shares, the “Telmex Shares”), of Telmex that are held by all holders of Telmex Series A Shares resident in the United States, including holders who are U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended), (iii) the outstanding Series L American Depositary Shares of Telmex, each of which represents 20 Telmex Series L Shares (the “Telmex L Share ADSs”), from all holders, wherever located, and (iv) the outstanding Series A American Depositary Shares of Telmex, each of which represents 20 Telmex Series A Shares, (the “Telmex A Share ADSs” and together with the Telmex L Share ADSs, the “Telmex ADSs”), from all holders, wherever located. The U.S. Offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated October 11, 2011 (the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(i) and incorporated herein by reference, and the related Forms of Acceptance, ADS Letters of Transmittal and Notices of Guaranteed Delivery attached hereto as Exhibits (a)(1)(ii) through (a)(1)(vii), and incorporated herein by reference. Concurrently with the U.S. Offer, América Móvil is making a separate offer in Mexico to purchase Telmex Shares from all holders of Telmex Shares, wherever located, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in such offer (the “Mexican Offer”). Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Purchase. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 and Item 13 of this Schedule TO.

ITEM 12.	EXHIBITS.

(a)(i)	Offer to Purchase, dated October 11, 2011.

(a)(ii)	Form of Acceptance for Telmex Series L Shares.

(a)(iii)	Form of Acceptance for Telmex Series A Shares.

(a)(iv)	ADS Letter of Transmittal (Telmex L Share ADSs).

(a)(v)	ADS Letter of Transmittal (Telmex A Share ADSs).

(a)(vi)	Notice of Guaranteed Delivery (Telmex L Share ADSs).

(a)(vii)	Notice of Guaranteed Delivery (Telmex A Share ADSs).

(a)(viii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Telmex L Share ADSs).

(a)(ix)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Telmex A Share ADSs).

(a)(x)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Telmex L Share ADSs).

(a)(xi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Telmex A Share ADSs).

(a)(xii)	Summary Advertisement published on October 11, 2011, in the New York Times.

(a)(xiii)	Press release, issued by América Móvil on August 1, 2011 (incorporated by reference to the Schedule TO-C, filed by América Móvil on August 2, 2011).

(a)(xiv)	Press release, issued by América Móvil on October 10, 2011 (incorporated by reference to the Schedule TO-C, filed by América Móvil on October 11, 2011).

(a)(xv)	Press release, issued by América Móvil on October 11, 2011 (incorporated by reference to the Schedule TO-C, filed by América Móvil on October 11, 2011).

(b)(i)	Indenture dated September 30, 2009, among América Móvil, as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-3 filed by the Company and the Guarantor on September 30, 2009 (Registration Nos. 333-162217 and 333-162217-01)).

(b)(ii)	Prospectus Supplement dated as of August 31, 2011 to the Registration Statement on Form F-3 (SEC File No. 333-162217) filed on September 30, 2009 (incorporated by reference to the Form 424(b)(2), filed on August 31, 2011).

(b)(iii)	Additional Notes Supplement, dated as of September 8, 2011, among América Móvil, as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 6.125% Senior Notes due 2040 (incorporated by reference to Exhibit 4.1 on Form 6-K filed by América Móvil on September 8, 2011).

(b)(iv)	Eighth Supplemental Indenture, dated as of September 8, 2011, among América Móvil, as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, and The Bank of New York Mellon, as Trustee, relating to the 2.375% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 on Form 6-K filed by América Móvil on September 8, 2011).

(c)(i)	Fairness Opinion of Citigroup Global Markets Inc. dated as of September 7, 2011.

(c)(ii)	September 7, 2011 Presentation by Citigroup Global Markets Inc. to América Móvil’s Board of Directors and Audit and Corporate Practices Committee.

(d)(i)	Form of Amended and Restated L Share Deposit Agreement (incorporated by reference to the post-effective amendment to Telmex registration statement on Form F-6 (File No. 333-125023) filed on September 28, 2006).

(d)(ii)	Form of Amended and Restated A Share Deposit Agreement (incorporated by reference to the post-effective amendment to Telmex registration statement on Form F-6 (File No. 333-12936) filed on September 28, 2006).

(d)(iii)

Amended Shareholders Agreement, by and among Carso Global Telecom, S.A.B. de C.V., formerly Carso Global Telecom, S.A. de C.V., AT&T International, Inc. (“AT&T”), formerly SBC International, Inc., and Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/10456, dated February 28, 2011 (incorporated by reference to the report of beneficial ownership of Telmex’s shares filed by AT&T and its parent, AT&T Inc., filed on Schedule 13D on March 1, 2011).

(d)(iv)	Seventh Amendment dated July 7, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to América Móvil’s annual report on Form 20-F, filed on May 25, 2010).

(d)(v)	Eighth Amendment dated September 23, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.6 to América Móvil’s annual report on Form 20-F, filed on May 25, 2010).

(d)(vi)	Ninth Amendment dated November 18, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.7 to América Móvil’s annual report on Form 20-F, filed on May 25, 2010).

(d)(vii)	Tenth Amendment dated August 3, 2010 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to América Móvil’s annual report on Form 20-F, filed on May 13, 2011).

(d)(viii)	Eleventh Amendment dated February 23, 2011 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to América Móvil’s annual report on Form 20-F, filed on May 13, 2011).

(d)(ix)	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to Exhibit 4.4. to the annual report on Form 20-F for the year ended December 31, 2003 of Telmex, filed on June 28, 2004).

(d)(x)	Services Agreement dated January 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation) (incorporated by reference to Exhibit 4.2 to the annual report on Form 20-F for the year ended December 31, 2010 of Telmex, filed on May 11, 2011).

(d)(xi)	Termination Agreement dated July 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation) (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F for the year ended December 31, 2010 of Telmex, filed on May 11, 2011).

(d)(xii)	Termination Agreement, effective as of December 31, 2010, between Teléfonos de México, S.A.B. de C.V. and AT&T Mexico, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name: Alejandro Cantú Jiménez
Title: General Counsel
Date: October 11, 2011

EXHIBIT INDEX

(a)(i)	Offer to Purchase, dated October 11, 2011.

(a)(ii)	Form of Acceptance for Telmex Series L Shares.

(a)(iii)	Form of Acceptance for Telmex Series A Shares.

(a)(iv)	ADS Letter of Transmittal (Telmex L Share ADSs).

(a)(v)	ADS Letter of Transmittal (Telmex A Share ADSs).

(a)(vi)	Notice of Guaranteed Delivery (Telmex L Share ADSs).

(a)(vii)	Notice of Guaranteed Delivery (Telmex A Share ADSs).

(a)(viii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Telmex L Share ADSs).

(a)(ix)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Telmex A Share ADSs).

(a)(x)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Telmex L Share ADSs).

(a)(xi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Telmex A Share ADSs).

(a)(xii)	Summary Advertisement published on October 11, 2011, in the New York Times.

(a)(xiii)	Press release, issued by América Móvil on August 1, 2011 (incorporated by reference to the Schedule TO-C, filed by América Móvil on August 2, 2011).

(a)(xiv)	Press release, issued by América Móvil on October 10, 2011 (incorporated by reference to the Schedule TO-C, filed by América Móvil on October 11, 2011).

(a)(xv)	Press release, issued by América Móvil on October 11, 2011 (incorporated by reference to the Schedule TO-C, filed by América Móvil on October 11, 2011).

(b)(i)	Indenture dated September 30, 2009, among América Móvil, as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-3 filed by the Company and the Guarantor on September 30, 2009 (Registration Nos. 333-162217 and 333-162217-01)).

(b)(ii)	Prospectus Supplement dated as of August 31, 2011 to the Registration Statement on Form F-3 (SEC File No. 333-162217) filed on September 30, 2009 (incorporated by reference to the Form 424(b)(2), filed on August 31, 2011).

(b)(iii)	Additional Notes Supplement, dated as of September 8, 2011, among América Móvil, as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 6.125% Senior Notes due 2040 (incorporated by reference to Exhibit 4.1 on Form 6-K filed by América Móvil on September 8, 2011).

(b)(iv)	Eighth Supplemental Indenture, dated as of September 8, 2011, among América Móvil, as Issuer, Radiomóvil Dipsa, S.A. de C.V., as Guarantor, and The Bank of New York Mellon, as Trustee, relating to the 2.375% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 on Form 6-K filed by América Móvil on September 8, 2011).

(c)(i)	Fairness Opinion of Citigroup Global Markets Inc. dated as of September 7, 2011.

(c)(ii)	September 7, 2011 Presentation of Citigroup Global Markets Inc. to América Móvil’s Board of Directors and Audit and Corporate Practices Committee.

(d)(i)	Form of Amended and Restated L Share Deposit Agreement (incorporated by reference to the post-effective amendment to Telmex registration statement on Form F-6 (File No. 333-125023) filed on September 28, 2006).

(d)(ii)	Form of Amended and Restated A Share Deposit Agreement (incorporated by reference to the post-effective amendment to Telmex registration statement on Form F-6 (File No. 333-12936) filed on September 28, 2006).

(d)(iii)

Amended Shareholders Agreement, by and among Carso Global Telecom, S.A.B. de C.V., formerly Carso Global Telecom, S.A. de C.V., AT&T International, Inc. (“AT&T”), formerly SBC International, Inc., and Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/10456, dated February 28, 2011 (incorporated by reference to the report of beneficial ownership of Telmex’s shares filed by AT&T and its parent, AT&T Inc., filed on Schedule 13D on March 1, 2011).

(d)(iv)	Seventh Amendment dated July 7, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to América Móvil’s annual report on Form 20-F, filed on May 25, 2010).

(d)(v)	Eighth Amendment dated September 23, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.6 to América Móvil’s annual report on Form 20-F, filed on May 25, 2010).

(d)(vi)	Ninth Amendment dated November 18, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.7 to América Móvil’s annual report on Form 20-F, filed on May 25, 2010).

(d)(vii)	Tenth Amendment dated August 3, 2010 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to América Móvil’s annual report on Form 20-F, filed on May 13, 2011).

(d)(viii)	Eleventh Amendment dated February 23, 2011 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to América Móvil’s annual report on Form 20-F, filed on May 13, 2011).

(d)(ix)	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to Exhibit 4.4. to the annual report on Form 20-F for the year ended December 31, 2003 of Telmex, filed on June 28, 2004).

(d)(x)	Services Agreement dated January 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation) (incorporated by reference to Exhibit 4.2 to the annual report on Form 20-F for the year ended December 31, 2010 of Telmex, filed on May 11, 2011).

(d)(xi)	Termination Agreement dated July 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation) (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F for the year ended December 31, 2010 of Telmex, filed on May 11, 2011).

(d)(xii)	Termination Agreement, effective as of December 31, 2010, between Teléfonos de México, S.A.B. de C.V. and AT&T Mexico, Inc.